

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2014

US REGISTERED MAIL
RETURN RECEIPT REQUESTED

Noor Azlan Khamis
Chief Executive Officer, President,
   and Executive Director
Clixter Mobile Group Inc.
(f/k/a China Media Group Corp.)
No. 3, Jalan Sir Haratamas 7
Taman Sir Hartamas
50480 Kuala Lumpur, Malaysia

> **Re: Clixter Mobile Group Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed July 16, 2014**
> **File No. 000-50431**

Dear Noor Azlan Khamis:

We issued comments to you on the above captioned filings on December 4, 2014. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by January 9, 2015.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Robert Shapiro, Staff Accountant at (202) 551-3273, Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 or me at (202) 551-3180 if you have any questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director